Private Account Portfolio Series

PIMCO Short-Term Floating NAV Portfolio II

With respect to each Portfolio other than the PIMCO Short-Term Floating NAV Portfolio II, portfolio shares are ordinarily valued as of the NYSE Close on each day that the NYSE is open. With respect to the PIMCO Short-Term Floating NAV Portfolio II, portfolio shares are ordinarily valued as of 3 p.m., Eastern time, on each day that the NYSE is open. Information that becomes known to the Portfolios or their agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day.
Each Portfolio reserves the right to change the time its NAV is calculated if the Portfolio closes earlier, or as permitted by the SEC.